FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 15, 2017, announcing that Gilat's In-Flight Modem Exhibits Unprecedented Performance in Gogo's Live Airborne Media and Investor Event.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 15, 2017	By: /s/ Yael Shofar
Yael Shofar General Counsel

Gilat's In-Flight Modem Exhibits Unprecedented Performance
in Gogo's Live Airborne Media and Investor Event

Powering Gogo’s 2Ku Service, Gilat’s satellite modem will be installed in over
1600 aircraft across more than 13 airlines

Petah Tikva, Israel, May 15, 2017 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its in-flight connectivity (IFC) solution demonstrated unprecedented end-user throughput of over 100Mbps in Gogo’s live airborne media and investor event. Gilat’s airborne modem powers Gogo’s 2Ku service and will be installed in over 1600 aircraft across more than 13 airlines, commencing this year.

On May 9th 2017, Gogo hosted a major, high visibility industry event on their Boeing 737 test plane, the “Jimmy Ray.” Analysts and media applauded Gogo’s 2Ku system and Gilat’s modem, which demonstrated over 100Mbps performance. This is acknowledged to be the highest performance ever achieved onboard a commercial aircraft, as well as demonstrating continuous service with excellent user experience.

The test flight not only confirmed its noteworthy throughput and user experience, but also successfully demonstrated interoperability capabilities of Gilat’s aero modem with the aircraft's Communication (IFEC) avionic system.

As previously announced, Gogo selected Gilat to provide the onboard VSAT modem and satellite baseband infrastructure for its next generation IFC solution. The recent flights were done upon completion of Supplement Type Certifications (STC) for this system for Boeing and Airbus aircrafts.

"We are very pleased with the results demonstrated during the media and investor event, which exceeded our initial expectations, and are the fruit of our strategic partnership with Gilat," said Anand Chari, Gogo’s Chief Technology Officer.

"We are proud to have reached this major milestone, demonstrating our commitment to Gogo and our strategic direction of continued IFC innovation and enhancements," said Michael (Miki) Barak, VP Commercial Aviation & Mobility, at Gilat. "Our SkyEdge II-c system features a comprehensive set of mobility technologies designed to meet the challenges of IFC, maritime and land mobility applications. These capabilities enable Gilat's modems to achieve new levels of throughput, significant bandwidth efficiency and high service availability, as demonstrated in Gogo's implementation.”

About Gogo
With more than two decades of experience, Gogo is the leader in in-flight connectivity and wireless entertainment services for commercial and business fleets around the world. Gogo connects aircraft, providing its airlines partners with the world's most powerful network and platform to help optimize their operations. Gogo's superior technologies, best-in-class service, and global reach help planes fly smarter, airlines partners perform better, and their passengers travel happier.

Today, Gogo has partnerships with 16 commercial airlines and has installed in-flight connectivity technology on more than 2,900 commercial aircraft. More than 7,000 business aircraft are also flying with its solutions, including the world's largest fractional ownership fleets. Gogo also is a factory option at every major business aircraft manufacturer. Gogo has more than 1,000 employees and is headquartered in Chicago, IL, with additional facilities in Broomfield, CO, and various locations overseas. Connect with us at www.gogoair.com and business.gogoair.com

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

 Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite  Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net